Sapor Syrup, Inc.

d/b/a Above Board

Financial Statements
For the Fiscal Year Ended December 31, 2024
(Unaudited)

Prepared by management from the Company's QuickBooks Online accounting records.
These statements have not been audited or reviewed by an independent accountant.

Sapor Syrup, Inc. (d/b/a Above Board)

Balance Sheet

As of December 31, 2024 — Unaudited

	2024
ASSETS	
Current Assets	
Cash and cash equivalents	$5,476.72
Accounts receivable	$10,791.03
Other current assets (deposits & inventory)	$20,346.63
Total Current Assets	**$36,614.38**
Fixed Assets	
Startup & organizational costs	$15,363.80
Fill machines	$6,831.00
Trademarks	$250.00
Accumulated amortization	($2,080.33)
Accumulated depreciation	($5,847.42)
Total Fixed Assets	**$14,517.05**
TOTAL ASSETS	**$51,131.43**
LIABILITIES	
Current Liabilities	
Accounts payable	$1,000.00
Credit cards payable	$18,057.25
Amex Delta CC	$17,426.29
BoA Credit Card	$68.40
Cash Rewards Card	$562.56
Other current liabilities (payroll & sales tax)	$44.38
Total Current Liabilities	**$19,101.63**
TOTAL LIABILITIES	**$19,101.63**
STOCKHOLDERS' EQUITY	
Owner investment	$399,634.82
Common stock and additional paid-in capital	$8,452.47
Retained earnings	($284,808.82)
Net loss, current year	($91,248.67)
Total Stockholders' Equity	**$32,029.80**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$51,131.43**

Prepared on the accrual basis of accounting from the Company's QuickBooks Online general ledger. Cash and cash equivalents are stated at the balance confirmed against the Company's Bank of America checking account statements. See accompanying notes to financial statements. These statements have not been audited or reviewed by an independent accountant.

Sapor Syrup, Inc. (d/b/a Above Board)

Statement of Operations

For the Fiscal Year Ended December 31, 2024 — Unaudited

	FY2024
Total revenue	$43,462.50
Cost of goods sold	$66,207.24
Gross Profit (Loss)	**($22,744.74)**
Total operating expenses	$158,734.21
Net Operating Income (Loss)	**($181,478.95)**
Other income (expense), net	($1,270.00)
NET LOSS	**($182,748.95)**

Prepared on the accrual basis of accounting from the Company's QuickBooks Online general ledger. Operating expenses include advertising and marketing, contract labor, rent, office and administrative costs, professional fees, travel, and other selling, general and administrative expenses; a detailed expense schedule is available from the Company upon request. See accompanying notes to financial statements. These statements have not been audited or reviewed by an independent accountant.

Sapor Syrup, Inc. (d/b/a Above Board)

Statement of Cash Flows

For the Fiscal Year Ended December 31, 2024 — Unaudited

	FY2024
Cash Flows from Operating Activities	
Net loss	($182,748.95)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	$1,270.00
Increase in accounts receivable	($10,791.03)
Increase in inventory	($3,675.64)
Increase in accounts payable	$1,000.00
Increase in credit cards payable	$16,431.60
Increase in other current liabilities	$44.38
Decrease in other long-term liabilities	($1,027.80)
Net cash used in operating activities	**($179,497.44)**
Cash Flows from Investing Activities	
Net cash used in investing activities	**$0.00**
Cash Flows from Financing Activities	
Owner investment	$175,000.00
Prior-period reconciliation and other adjustments, net (Note 2)	($15,860.49)
Net cash provided by financing activities	**$159,139.51**
NET DECREASE IN CASH	**($20,357.93)**
Cash at beginning of period	$25,834.65
CASH AT END OF PERIOD	**$5,476.72**

Prepared using the indirect method from verified balance sheet and income statement data. See Note 2 regarding the prior-period reconciliation adjustment. These statements have not been audited or reviewed by an independent accountant.

Sapor Syrup, Inc. (d/b/a Above Board)

Statement of Stockholders' Equity

For the Fiscal Year Ended December 31, 2024 — Unaudited

	Total
Balance, December 31, 2023	$54,365.24
Owner investment	$175,000.00
Net loss	($182,748.95)
Other adjustments to accumulated deficit, net (Note 2)	($14,586.49)
Balance, December 31, 2024	**$32,029.80**

Owner investment, common stock, and additional paid-in capital are not separately roll-forwarded above as no changes occurred to the common stock and additional paid-in capital balance during the period; that balance ($8,452.47) is included within the December 31, 2023 and December 31, 2024 totals shown. See Note 2. These statements have not been audited or reviewed by an independent accountant.

Sapor Syrup, Inc. (d/b/a Above Board)

Notes to Financial Statements

December 31, 2024 — Unaudited

Note 1 — Basis of Presentation

Sapor Syrup, Inc. (d/b/a Above Board, "the Company") is a Delaware corporation. These financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP"), from the Company's QuickBooks Online general ledger. They have not been audited or reviewed by an independent accountant and were prepared by management.

Note 2 — Prior-Period Reconciliation Adjustment

During the current period, management identified that the Company's Bank of America checking account balance, as recorded in the general ledger for periods prior to the current fiscal year, did not agree with the Company's bank statements due to duplicate transactions entered through the Company's bank feed connection. A dated correcting entry of $8,650.09 was recorded as of December 31, 2024 to bring the recorded cash balance into agreement with the bank-confirmed balance. This adjustment, together with certain other pre-existing equity account balances predating a detailed transaction-level review of the period prior to fiscal year 2024, is reflected in the "Prior-period reconciliation and other adjustments, net" line of the Statement of Cash Flows and the "Other adjustments to accumulated deficit, net" line of the Statement of Stockholders' Equity, in the combined amount of $(15,860.49) and $(14,586.49), respectively. Management believes the cash and accounts receivable, accounts payable, and other balance sheet accounts presented as of December 31, 2024 are accurate and have confirmed the cash balance directly against bank records.

Note 3 — Significant Accounts

Owner investment represents capital contributed to the Company by its founders. Common stock and additional paid-in capital totaled $8,452.47 as of December 31, 2024, unchanged from the prior year. The Company's only class of authorized stock is Common Stock, 10,000,000 shares authorized, 75,000 shares issued and outstanding.

Note 4 — Subsequent Events

Management has evaluated subsequent events through the date these financial statements were prepared.